5405 Windward Parkway Alpharetta, GA 30004 T 1-844-4AVANOS www.avanos.com
December 12, 2019

Mr. Michael C Greiner
27 Winding Brook Drive
Saratoga Springs, NY 12866

Dear Michael:

We are pleased to extend to you an offer of employment to join Avanos Medical, Inc. ("Avanos") in the position of Senior Vice President and Chief Financial Officer. In this role, you will report directly to Joe Woody, the Chief Executive Officer of Avanos.

Start Date
Your anticipated start date is January 1, 2020.

Compensation
As discussed, your target total annual compensation is $1,816,000, consisting of base salary, short-term incentive compensation, and long-term incentive compensation, as follows:

Base Salary
Your starting salary will be $480,000 per year and is subject to applicable withholdings and deductions. Consistent with our practices for salaried officers, your salary will be paid bi-monthly on the 15th and last working day of the month.

Short-Term Incentive Compensation
You will be eligible to participate in Avanos' Management Achievement Award Plan (MAAP). Your bonus Incentive target will be 70% of your base pay earned during the year ($336,000). Bonus criteria are established each year by the Compensation Committee. For the year 2020, your bonus will be based on Avanos performance for the year against targets established by the Compensation Committee in February 2020. In early 2021, the Committee will assess the extent to which those performance targets have been met and then approve the resulting payouts to officers. The complete terms and conditions of MAAP are set forth in Avanos' plan document.

Long-Term Incentive Compensation
Beginning in 2020, you will be eligible for annual long-term incentive grants under Avanos' Equity Participation Plan. For 2020, your target award value is $1,000,000. Your award will be granted on the same date as equity grants are made to officers, and will consist of a combination of the following:

▶
stock options, with a grant date value of $400,000 The number of options to be granted will be equal to the grant date value ($400,000) divided by the Black-Scholes value of the options on that date The strike price for the options will be equal to the closing stock price for Avanos shares on the grant date. Stock options will vest over a three-year period (30% year 1, 30% year 2, and $40% year 3)

▶
performance-based restricted share units, with a grant date value of $600,000. The target number of performance-based share units to be granted will be equal to the grant date value ($600,000) divided by the closing stock price for Avanos shares on the grant date. Performance-based restricted share units will vest at the end of the three-year performance period (1/1/2020 -12/31/2022). The number of performance-based restricted share units that will ultimately vest will depend on the extent to which the performance metrics for those units have been met, as determined by the Compensation Committee after the end of the three-year performance period

Note - the Compensation Committee is currently evaluating adjusting the mix of annual LTI grants to include time-vested restricted share units in addition to stock options and performance-based share units. Your 2020 LTI grants would have the same mix as other senior officers of the Company, and the mix and number of units referenced in this letter are illustrative of how your $1,000,000 target LTI award would be allocated if no changes are made to the mix.

Future annual long-term incentive target grant amounts, along with the grant type and mix, are subject to change by the Board of Directors in their discretion. The complete terms and conditions of Avanos' Equity Participation Plan are set forth in Avanos' plan document.

Sign-on Equity Awards
You will also be awarded a one-time equity award in the amount of $540,000. This award will be granted as of your start date and will consist of cash in the amount of $40,000 and time-based restricted share units in the amount of $500,000. The cash award will be paid to you within 90 days of your start date. The number of time-based restricted share units to be granted will be equal to the sign-on equity award amount ($500,000) divided by the closing stock price for Avanos shares on the grant date. These time-based restricted share units will vest after a three-year period. The cash and equity awards will be subject to applicable state and federal tax withholdings

Benefits
Avanos offers a comprehensive benefits package that includes medical, dental, vision, life insurance, flexible spending accounts, company-paid disability programs, employee stock purchase plan, and a matching 401(k) plan. You will be provided a benefits guide with details of these programs.

Vacation
As an employee of Avanos, you will receive three (3) weeks of vacation and four (4) personal holidays per year. Vacation and personal holidays are prorated based on your date of hire.

Relocation
You will be eligible to participate in Avanos' Executive Level Relocation Program. Weichert Workforce Mobility Inc. administers Avanos' relocation services. A Weichert representative will contact you following your acceptance of this employment offer to review the Relocation Program with you.
In the unlikely event that you voluntarily leave the organization before your second anniversary, you will be obligated to repay to Avanos any relocation payments you have received under the Relocation Program.

Severance
You will be eligible to participate in Avanos' existing Severance Plan and Executive Severance Plan. The general terms of those plans are described in Avanos' proxy statement, and the complete terms and conditions are set forth in Avanos' plan documents.

Other Considerations
This offer is contingent upon (1) the satisfactory completion of a background check and drug test; (2) verification of your legal right to work in the United States, (3) acknowledgment that you are not under any non-compete, non-solicitation or any other agreements that would prevent you from working for Avanos; and (4) your acceptance of Avanos' Confidentiality, Non-Solicitation and Assignment of Business Ideas Agreement. This agreement is required of all new hires of Avanos because of an employee's potential access to confidential information, customer lists and trade secrets.

Employment at Avanos is at-will and can be ended by you or the company for any reason at any time. Furthermore, this letter is simply intended to provide a general description of the terms of your at-will employment. It does not constitute a contract or give rise to any contractual or quasi-contractual rights, and the offer of employment or the terms of the employment may be changed or rescinded by Avanos at any time.

We look forward to your acceptance of this offer and would appreciate your prompt response.

If you have any questions or need additional information, please give me or Joe Woody a call.

Sincerely,

/s/ Rhonda Gibby
Rhonda Gibby Chief Human Resources Officer

To indicate your acceptance of this offer and its terms and conditions, please sign in the space provided below:

ACCEPTED:

/s/ Michael C. Greiner
Michael C. Greiner December 13, 2019